Filed by Black Knight Financial Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

Subject Company: New BKH Corp.

Commission File No. 333-218856

Subject Company: Black Knight Holdco Corp.

Commission File No. 333-218707

Black Knight Financial Services, Inc. (“Black Knight”) 2nd Quarter Earnings Call Script

William P. Foley, II, Chairman, Black Knight

Finally, we made significant progress on the spin-off during the second quarter with several milestones achieved. Fidelity National Financial announced the receipt of a private letter ruling on May 10. We signed the formal agreements with FNF on June 8. We filed the preliminary S-4 with the SEC on June 13 and the S-1 on June 21. We received comments from the SEC on July 10 and filed our Amendment No. 1 to Forms S-1 and S-4 with the SEC on July 18. Once the SEC declares the S-1 and S-4 effective, we can mail the proxy statement/prospectus to shareholders and then have the shareholder vote at the earliest 20 business days after the mailing. We still expect a third quarter closing for the spin-off.

Black Knight 2nd Quarter Earnings Call Question and Answer

Question: Tien-Tsin Huang

Got it. Okay. So, yes, that’s kind of a natural hedge with the mix. Just last one and I’ll get off the line. Just I guess the share repurchase, saw that in the second quarter which is a little new. So the share repurchase philosophy from here, I know you’ve called out that you’d be proactive in addressing some of the supply. Any additional comment around share repurchase?

Answer:  William P. Foley, II, Chairman, Black Knight

I think what we’re going to be doing is watching the effects of the spin-off. And based upon the price activity around the spin-off, we may get very active in terms of repurchasing shares. That’s why we established the 10 million share repurchase authorization sometime, I guess, in the second quarter or into the first quarter. And we did repurchase 1.2 million shares. Again, there was a little disruption when THL sold a part of their position. So we’re just going to be very — we’ll be very proactive and we’ll be — if we can reduce our share count by 8.8 million shares, we have the cash to do it and that will just be a benefit to our shareholders. So if there’s going to be a disruption, we’re ready for it.

Black Knight 2nd Quarter Earnings Press Release

We made significant progress on the planned distribution of FNF’s ownership interest in Black Knight during the second quarter, with several milestones achieved. FNF announced the receipt of the private letter ruling on May 10, we signed the formal agreements with FNF on June 8, we filed the preliminary Registration Statements on Forms S-4 and S-1 with the Securities and Exchange Commission (“SEC”) on June 13 and June 21, respectively, received comments from the SEC on July 10 and filed Amendment No. 1 to Forms S-1 and S-4 with the SEC on July 18. Once the SEC declares the Registration Statements on Forms S-1 and S-4 effective, we can mail the proxy statement/prospectus to shareholders and then have the shareholder vote at the earliest twenty business days after the mailing. We still expect a third quarter closing for the distribution.

Forward- Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Black Knight management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Black Knight undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties that forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the tax-free spin-off of Black Knight from Fidelity National Financial, Inc. (“FNF”); uncertainties as to the timing of the spin-off of Black Knight from FNF and any costs, expenses and utilization of resources relating thereto; the risk of shareholder litigation in connection with the spin-off; diversion of Black Knight management’s time and attention in connection with the spin-off; security breaches against our information systems; our ability to maintain and grow our relationships with our customers; changes to the laws, rules and regulations that affect our and our customers’ businesses; our ability to adapt our services to changes in technology or the marketplace; the effect of any potential defects, development delays, installation difficulties or system failures on our business and reputation; changes in general economic, business, regulatory and political conditions, particularly as they affect the mortgage industry; risks associated with the availability of data; the effects of our substantial leverage on our ability to make acquisitions and invest in our business; risks associated with our structure and status as a “controlled company”; our ability to successfully integrate strategic acquisitions; and other risks and uncertainties detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of our Annual Report on Form 10-K and other filings with the SEC.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed spin-off, (i) New BKH Corp., a newly formed indirect subsidiary of FNF, filed with the SEC on June 21, 2017 a preliminary registration statement on Form S-1, as amended by Amendment No. 1 on July 18, 2017, which has not yet become effective, and (ii) Black Knight Holdco Corp. (“New Black Knight”) filed with the SEC on June 13, 2017 a preliminary registration statement on Form S-4, as amended by Amendment No. 1 on July 18, 2017, which has not yet become effective (as so amended, the “New Black Knight Registration Statement”). The New Black Knight Registration Statement included a prospectus and a proxy statement which will be sent to Black Knight’s shareholders in connection with their votes required in connection with the transaction following the New Black Knight Registration Statement having been declared effective by the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Black Knight Financial Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-5100.

Participants in a Solicitation

The directors and executive officers of Black Knight and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of Black Knight is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017.  Free copies of this document may be obtained as described in the preceding paragraph.